UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No.  )

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☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

VAALCO ENERGY, INC.
(Name of Registrant as Specified in Its Charter)

NANES DELORME PARTNERS I LP NANES BALKANY PARTNERS LLC NANES BALKANY MANAGEMENT LLC JULIEN BALKANY DARYL NANES LEONARD TOBOROFF CLARENCE COTTMAN III
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 5, 2008

NANES DELORME PARTNERS I LP

May [     ], 2008

Dear Fellow Stockholder:

Nanes Delorme Partners I LP (“Nanes Delorme Partners”) and the other participants in this solicitation are the beneficial owners of an aggregate of 4,700,000 shares of common stock of VAALCO Energy, Inc. (“VAALCO” or the “Company”), representing approximately 8.0% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, we do not believe that the Board of Directors of the Company is acting in the best interests of its stockholders.  We are therefore seeking your support at the annual meeting of stockholders (the “Annual Meeting”) scheduled to be held at the Holiday Inn Houston-Near the Galleria, 3131 West Loop South, Houston, Texas 77027 on June 4, 2008 at 10:00 a.m. (local time) for the following:

1.
To elect our three nominees (the “Nominees”) to the Board of Directors to serve as Class I directors in opposition to the Company’s three incumbent Class I directors whose terms expire at the Annual Meeting;

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2008; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

We are not seeking control of the Board of Directors at the Annual Meeting and our Nominees if elected would represent a minority of the members of the Board.  However, we hope that this election contest sends a strong message to the remaining incumbent directors that stockholders are not satisfied with the Company’s current performance, management and corporate governance.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the stockholders on or about May [    ], 2008.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact MacKenzie Partners, Inc., which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support.

/s/ Julien Balkany
Julien Balkany
Nanes Delorme Partners I LP

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of our proxy materials, please call MacKenzie Partners, Inc. at the phone numbers listed below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

2008 ANNUAL MEETING OF STOCKHOLDERS
OF
VAALCO ENERGY, INC.
_________________________

PROXY STATEMENT
OF
NANES DELORME PARTNERS I LP
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Nanes Delorme Partners I LP (“Nanes Delorme Partners”) is the largest stockholder of VAALCO Energy, Inc. (“VAALCO” or the “Company”).  We do not believe that the Board of Directors of the Company (the “Board”) is acting in the best interests of its stockholders.  We are therefore seeking your support at the annual meeting of stockholders scheduled to be held at the Holiday Inn Houston-Near the Galleria, 3131 West Loop South, Houston, Texas 77027 on June 4, 2008 at 10:00 a.m. (local time), including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect our three director nominees, Julien Balkany, Leonard Toboroff and Clarence Cottman III (collectively, the “Nominees”) to serve as Class I directors of the Company in opposition to the Company’s three incumbent Class I directors whose terms expire at the Annual Meeting;

2.	To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2008; and

3.	To transact any other business that may properly come before the Annual Meeting or any adjournment(s) of such meeting.

This Proxy Statement is soliciting proxies to elect only our Nominees.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Stockholders who return the GOLD proxy card will only be able to vote for Nanes Delorme Partners’ three nominees.  See “Voting and Proxy Procedures” on page 16 for additional information.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their shares of common stock in favor of the Nominees and will not vote their shares in favor of any of the Company’s nominees.

Nanes Delorme Partners, Nanes Balkany Partners LLC, a Delaware limited liability company (“Nanes Balkany Partners”), Nanes Balkany Management LLC, a Delaware limited liability company (“Nanes Balkany Management”), Julien Balkany (“Mr. Balkany”), Daryl Nanes (“Mr. Nanes” and, together with Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management and Mr. Balkany, the “Nanes Balkany Group”), Leonard Toboroff (“Mr. Toboroff”) and Clarence Cottman III (“Mr. Cottman”) are members of a group formed in connection with this proxy solicitation and are deemed participants in this proxy solicitation.

As of May [   ], 2008, the approximate date on which this Proxy Statement is being mailed to stockholders, Nanes Delorme Partners, along with the other participants in this solicitation, were the beneficial owners of an aggregate of 4,700,000 shares of common stock of the Company, par value $0.10 per share (the “Shares”), which currently represent approximately 8.0% of the issued and outstanding Shares, all of which are entitled to be voted at the Annual Meeting.

VAALCO has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as April 14, 2008 (the “Record Date”).  The mailing address of the principal executive offices of VAALCO is 4600 Post Oak Place, Suite 309, Houston, Texas 77027.  Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were 59,194,182 Shares outstanding and entitled to vote at the Annual Meeting.  The participants in this solicitation intend to vote all of their Shares FOR the election of the Nominees.

THIS SOLICITATION IS BEING MADE BY NANES DELORME PARTNERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.  NANES DELORME PARTNERS IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH NANES DELORME PARTNERS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

NANES DELORME PARTNERS URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY VAALCO MANAGEMENT TO THE COMPANY, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO NANES DELORME PARTNERS, C/O MACKENZIE PARTNERS, INC., WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF VAALCO, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

Your vote is important, no matter how few Shares you own.  Nanes Delorme Partners urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to Nanes Delorme Partners, c/o MacKenzie Partners, Inc. in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.  You may also request a proxy from your broker, trustee or other representative for your Shares in order to vote your Shares in person at the Annual Meeting.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to Nanes Delorme Partners.  Remember, you can vote for our three nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

BACKGROUND TO OUR SOLICITATION

Nanes Delorme Partners is currently the beneficial owner of 4,700,000 Shares, representing approximately 8.0% of the issued and outstanding voting securities of VAALCO.

On March 11, 2008, Nanes Delorme Partners sent a letter to the Board describing numerous concerns it had with the Company’s management and operations and proposing, among other things, that the Company could maximize value by evaluating a range of strategic alternatives, including the possible sale of the entire Company or the divestiture of its valuable West African portfolio.

On April 11, 2008, we delivered a second letter to the Company nominating the Nominees for election to the Board at the Annual Meeting (the “Nomination Letter”).  On April 15, 2008, certain representatives of Nanes Delorme Partners met with Robert L. Gerry, III, the Company’s Chairman and Chief Executive Officer and W. Russell Scheirman, II, the Company’s President and Chief Financial Officer, to discuss the Nomination Letter and to discuss our principal concerns regarding the Company.

On April 18, 2008, certain representatives of Nanes Delorme Partners had a conference call with Messrs. Gerry and Scheirman to further discuss our concerns and a possible resolution to our nominations without the need for a proxy contest.

On April 21, 2008, we received an unsolicited settlement agreement from the Company’s counsel whereby the Company agreed to increase the size of the Board from seven (7) to eight (8) directors and take all necessary action to appoint Julien Balkany to the Board, provided, among other things, that Nanes Delorme Partners (i) agrees to vote all shares owned by it in favor of the Board’s nominees for director during the entire time Mr. Balkany would serve on the Board, and for six months thereafter, (ii) withdraws the Nomination Letter and ceases the solicitation of proxies or written consents of stockholders with respect to the election of directors of the Company and (iii) continues to own at least 5% of the outstanding stock of the Company for such period of time that our nominee serves on the Board.

On April 22, 2008, we notified the Company of our intention not to proceed with the Company’s settlement offer because it failed to address several material terms that we would require as part of any settlement including, the addition of all three of our nominees to the Board, the creation of an independent special committee to explore all strategic alternatives, the appointment of a first tier investment bank to advise such committee, a public announcement that the Company will discontinue expansion of operations in the UK North Sea region and refocus its efforts and resources on the Company’s core geographic area in West Africa, the commencement of a process to identify and appoint a qualified Chief Operating Officer, and numerous corporate governance issues such as the declassification of the staggered board, separation of the role of Chairman and Chief Executive Officer, termination of the supermajority voting provisions, redemption of the poison pill and elimination of VAALCO’s anti-takeover provisions.  We invited the Company to contact us to discuss these points further.

On April 23, 2008, the Company’s counsel notified our counsel that they would discuss our terms with the Company.  The following day, the Company filed their proxy statement with the Securities and Exchange Commission.  Accordingly, we decided to proceed with this solicitation.

REASONS FOR OUR SOLICITATION

We are the largest stockholder of the Company.  Nanes Delorme Partners and the other participants in this solicitation collectively own in the aggregate a total of 4,700,000 Shares, representing approximately 8.0% of the issued and outstanding common stock of the Company, which Shares were purchased in the open market, except as otherwise noted on Schedule I.  We have one simple goal – to maximize the value of the Shares for all stockholders.

Our Nominees will attempt to work with other members of the Board to actually pursue options that we believe are in the best interests of all stockholders and which have the ability to maximize stockholder value.  Nanes Delorme Partners is not attempting to take control of the Company.  If our Nominees are elected to the Board, they will comprise a minority of the Board.

We do not believe that the incumbent Board has served the best interests of the Company’s stockholders.  We question the ability of the incumbent Board to improve the Company’s operating performance, corporate governance structure, future strategic direction and enhance stockholder value.  Without change to the current Board, we also fear that the Company’s intrinsic value may continue to erode under the continued unchecked stewardship of current senior management.

Specifically, our concerns include the following:

•	VAALCO’s disappointing stock performance;

•	Management’s ill-advised oil exploration diversification in the UK North Sea;

•	Management’s failure to retain an investment banker and consider a sale of the Company and other strategic options; and

•	VAALCO’s stockholder unfriendly corporate governance.

We believe VAALCO’s stock price is significantly undervalued due to management and the Board’s continued poor decisions.  We do not believe that VAALCO should remain a public company listed on the NYSE.

We established an ownership position in VAALCO based on the belief that VAALCO is a company which has first class oil and gas properties, with a balanced portfolio of assets and substantial exploration upside in Angola and Gabon, which generates significant cash flow.  However, despite these positive factors, we believe VAALCO is significantly undervalued.  Responsibility lies with existing management and the current Board’s operational missteps.  For example, we estimate the total net asset value (“NAV”) of the Company at approximately $420 million, which translates into approximately $7.12 per share (the table below describes the basis for our estimate of NAV).  Yet, since January 1, 2008, VAALCO’s shares have traded as low as $3.99 and have only begun to trade higher since we publicized our concerns in early March.  Since we have publicly disclosed our investment in VAALCO on March 11, 2008 through April 24, 2008, VAALCO’s stock has increased by 33%, illustrating the strong expectation by stockholders and investors of immediate and substantial changes.  We believe VAALCO should refocus its efforts and resources on the Company’s core geographical area in West Africa and significantly reduce spending and management’s efforts in the UK North Sea.

The estimate of NAV is based on the following calculation:

	Est. Value ($MM)	Est. Value / Share
Estimated NPV for the Etame Permit ( Producing Assets Gabon) (1)	220	$3.73
African Exploration Assets (2)	110	$1.86
North Sea Interest (3)	(15)	$(0.25)
Other Assets (including Texas and Gulf of Mexico Properties)	5	$0.08
Net Debt	(5)	$(0.08)
Cash in Bank (4)	105	$1.78
Implied Total NAV for VAALCO Energy, Inc.	420	$7.12

 (1) Discounted net present value at 10% (post-tax) of proved and probable (2P) reserves for VAALCO in the Etame Permit, as of December 31, 2007 and using a long term oil price of $75 per barrel. 2P reserves are based on the information published on slide 25 of the Company Corporate Presentation at Pritchard Energy Conference in January 20 and posted on the Company’s website.

(2) Exploration risked value for the Company’s 100% interest in the Mutumba field (Gabon) and for its 40% working interest in the offshore Block 5 (Angola)
(3) Future liability due to the payment of a significant portion of the well cost on Block 48/25c
(4) According to slide 24 of the Company Corporate Presentation at Pritchard Energy Conference in January 2008
The estimates and information shown above represent the opinions of Nanes Delorme Partners I LP based on all publicly available information of which it is aware and should not be regarded by any recipient as providing the basis for any investment decision nor should it be interpreted as a fairness opinion.

VAALCO’s stock price has continued to trade at a substantial discount to VAALCO’s E&P peers using virtually all relevant comparable valuation metrics. As illustrated below, VAALCO recently has traded at a total enterprise value to 2008 estimated EBITDA of approximately 3.1x, compared to recent multiples of approximately 8.0x for its selected group of E&P peers which are all part of the small cap JP Morgan E&P coverage universe (see below table).  Moreover, while the Company trades at a recent price to earnings ratio of approximately 9.5x, its peers trade at significantly higher multiples of approximately 15.6x based on the Bear Stearns E&P Index.

Summary Small E&P comparable trading multiples (as of April 21, 2008)
Small Cap Companies (< $2bn)	Ticker	EV/ EBITDA
Selected E&P Peer Group (JP Morgan E&P Coverage Universe)		2008E		2009E
Approach Resources	AREX	7.3	x	7.0	x
Brigham Exploration	BEXP	7.2	x	6.5	x
Carrizo Oil & Gas	CRZO	13.8	x	10.1	x
Concho Resources	CXO	8.4	x	7.2	x
Delta Petroleum	DPTR	25.0	x	15.7	x
Edge Petroleum	EPEX	5.1	x	6.2	x
Encore Acquisition Co.	EAC	6.9	x	7.2	x
Endeavour International	END	4.0	x	4.7	x
Gasco Energy	GSX	16.3	x	9.8	x
Goodrich Petroleum	GDP	11.8	x	7.0	x
Mariner Energy	ME	3.4	x	3.2	x
McMoRan Exploration	MMR	4.3	x	4.0	x
Penn Virginia	PVA	6.2	x	4.8	x
PetroQuest Energy	PQ	5.2	x	4.5	x
Stone Energy	SGY	3.1	x	3.0	x
Swift Energy	SFY	4.4	x	3.9	x
Venoco	VQ	5.4	x	5.1	x
Whiting Petroleum	WLL	7.4	x	6.9	x

Select E&P Peer Group Average		8.0	x	6.5	x

None of the E&P peers are primarily focused on West Africa. To best of our knowledge no other small E&P companies listed in the US are primarily deriving their production and reserves from Africa.

	P / E		EV/ EBITDA
	2008E		2009E		2007E		2008E
Bear Stearns E&P Index*	15.6	x	13.4	x	5.9	x	5.1	x

VAALCO Energy	9.5	x	8.7	x	3.1	x	2.8	x

* until April 21, 2008
Source: Bloomberg, companies reports, Bear Stearns & Co. Inc. and JPMorgan estimates

In addition, VAALCO’s underperforming stock price is further illustrated when taking into account the value of similar M&A transactions in Africa where VAALCO’s core assets are located.

Date	Acquirer	Seller	Price ($MM)	Description of the Transaction	2P Reserves(1)	$ / 2P(1)
Aug-06	Addax	PanOcean	1,400	Addax acquired PanOcean Energy, a Canadian E&P company with all its assets located in Gabon. Its core holding was its 31% interest in the Etame Permit.	67MMBOE(2)	$21
Nov-07	Oranje-Nassau	Devon Energy	206	Devon sold its 18.75% non-operated interest in the Kowe Block, offshore Gabon to Oranje- Nassau.	10MMBOE(3)	$21
				This implies a value of $221MM for VAALCO's 28% interest in the Etame Permit	10.5MMBOE(4)	$21

(1) Net proved and probable reserves in million barrels of oil equivalent
(2) According to Addax public presentation of the transaction on July 20th, 2006
(3) According to Devon introduction of the transaction and to John S. Herold, Inc. estimates
(4) According to slide 25 of the Company Corporate Presentation at Pritchard Energy Conference in January 2008

Source: Nanes Delorme Partners I LP and John S. Herold, Inc. estimates

The Securities and Exchange Commission (SEC) only permits oil and gas companies, in filings with the SEC, to disclose proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this filing, such as probable reserves, to describe volumes of reserves potentially recoverable through additional drilling or recovery techniques that are non-GAAP measures. These estimates are by their nature more speculative than estimates of proved reserves and accordingly are subject to substantially greater risk of being actually realized by VAALCO.

In spite of record oil prices and a portfolio of high quality oil and gas E&P properties, the Company’s stock price remains depressed.  In 2007 for example, the share price fell approximately 30%, while the Standard & Poor's Midcap Oil and Gas Exploration and Production Index (the “Index”) climbed nearly 45%.  This underperformance has continued in the beginning of 2008.  Although the share price of VAALCO has recently increased, we believe the primary reason for this increase is due to our publicized concerns in early March.

We further believe that the NYSE is not the appropriate exchange to list a company with core assets in West Africa.  We believe listing on another exchange could increase the trading volume and improve liquidity of the Company.

Despite this clear underperformance by the Company, we are unaware of any new or promising initiatives commenced by management or the Board to address the disappointing stock price.  VAALCO needs directors who understand the importance of maximizing stockholder value.

Management has pursued an ill-advised oil exploration strategy in the UK North Sea.

In our opinion, VAALCO has been unwisely spending cash on acquiring and drilling minor UK North Sea interests that have been total exploration failures.  For example, in January 2008, the Company revealed that it drilled a dry hole on the 9/28b-19A exploration well at a cost of $12 million, which includes $8.1 million written down in the fourth quarter of 2008.  The UK North Sea’s production and reserves have been rapidly declining in recent years after decades of exploration and is now widely known for not presenting nearly as much upside as West Africa.  The stock price of the only U.S. publicly listed E&P company focused on the UK North Sea in 2007 has fallen by 41% in that same year (Endeavour International Corp. – ticker: EAC). We feel this illustrates the market’s current lack of interest and enthusiasm for this mature petroleum region.  Yet despite this trend, management continues exploration in this area and plans to participate in another well exploration during 2008, according to the Company’s 2007 annual report on Form 10-K.  If elected, our Nominees would seek to convince the Board to cease operations in the UK North Sea, close VAALCO’s office in Aberdeen, United Kingdom and concentrate on the Company’s core geographical area in West Africa.

We believe the Board should evaluate a range of strategic alternatives, including the possible sale of the entire Company.

We believe VAALCO should immediately retain a top tier investment bank to review all strategic alternatives.  These strategic alternatives should include, but not be limited to, the sale of the entire Company, the divesture of certain assets, or to consider other ways to maximize the stock price such as listing the shares on an alternative exchange.  We believe, based on conversations with numerous industry experts (including investment bankers who specialize in the relevant industry), that an offer to sell the entire Company through an auction process would likely attract several interested parties that would offer a substantial premium to the current share price that we believe stockholders of the Company would support.

We believe, based on conversations with numerous industry experts (including energy and petroleum executives and investment bankers who specialize in the relevant industry), that the Board and VAALCO’s current management may have rebuffed private inquiries regarding a potential acquisition of the Company at a significant premium to its current share price on several occasions.  If true, this deepens our concern that the Board has failed to fully explore all options to maximum value for stockholders.  If elected, our Nominees would explore all strategic alternatives to ensure the maximization of stockholder value.

We believe VAALCO has maintained poor corporate governance practices and there is an urgent need to improve Board accountability.

Nanes Delorme Partners believes that VAALCO has maintained poor corporate governance practices that inhibit the accountability of management and directors to stockholders.  The following are examples of what we believe to be the sub-standard corporate governance practices of VAALCO:

Need to Separate the Role of Chairman and CEO:
The Company has consolidated power in combining the role of Chairman and Chief Executive Officer, which we believe represents a choice by the Company to meet only the minimum requirements of effective governance.

Staggered Board to be Declassified and Institute Annual Election of Directors:
For years, VAALCO has maintained a “staggered” or classified board — a policy which a 2002 study by Harvard University professors found typically results in an 8% to 10% loss of value in companies targeted for acquisition by an uninvited suitor.

Supermajority Voting Provisions:
Under the Company’s Restated Certificate of Incorporation, the affirmative vote of at least 66⅔% of stockholders entitled to vote is required in order to amend the Company’s Restated Certificate of Incorporation or Amended and Restated Bylaws, including rescinding the classified Board.

Anti-takeover Provisions:
•     Under the Company’s Restated Certificate of Incorporation, certain business combinations require the approval of at least 80% of the outstanding voting shares, unless previously approved by the Continuing Directors (as defined in the Company’s Restated Certificate of Incorporation).
•     Under the Company’s Restated Certificate of Incorporation and Amended and Restated Bylaws, directors may only be removed from office for cause.

Redemption of the Poison Pill:
The Shareholders Rights Plan or “poison pill” adopted by the Board in September 2007 should be immediately redeemed.  In our opinion, it serves no reasonable purpose other than for the entrenchment of directors and management.

Governance provisions such as these are contrary to the guidelines for corporate governance best practices issued by leading advocates of stockholder democracy, such as Institutional Shareholder Services (ISS) and Glass, Lewis & Co.

We are also concerned that management and the Board has not hired a new Chief Operating Officer since Virgil A. Walston, Jr., the former Chief Operating Officer of the Company vacated the office approximately 5 years ago.

If elected, the Nominees will, subject to their fiduciary duties, lobby the Board to eliminate the Company’s anti-takeover provisions and use their best efforts to cause the Board to terminate the poison pill and implement corporate governance reform while establishing an independent special committee to evaluate and explore all potential alternatives to maximize stockholder value.

We believe the Nominees have the experience necessary to oversee an effort to maximize stockholder value through a change in strategic direction and corporate governance reforms.

We, as the largest collective stockholder of VAALCO, have a vested financial interest in the maximization of the value of your Shares.  Our interests are aligned with the interests of all stockholders.  The Nominees have extensive expertise in oil and gas transactions as further discussed in their biographical extracts below.  In particular, Mr. Cottman has over twenty-five years of experience in the oil and gas industry.  If elected to the Board, the Nominees will endeavor to use their collective experience to oversee the Company with a goal of implementing the strategic and operational changes espoused by the participants in this solicitation as well as exploring other alternatives to maximize stockholder value.  There can be no assurance that these goals will be achieved if the Nominees are elected.

The Nominees, if elected, will represent a minority of the Board.  Under the Company’s Restated Certificate of Incorporation certain transactions, including a sale of the Company, require that unless a sale of the Company is first approved by a majority of “Continuing Directors,” then a sale of the Company must be approved by the affirmative vote of the holders of at least 80% of the Shares.  The Nominees, if elected, would not be considered “Continuing Directors” and will not be able to approve a sale as a “Continuing director.”  Accordingly, either a majority of the “Continuing Directors” would need to approve a sale of the Company or it would be necessary to obtain the affirmative vote of the holders of at least 80% of the Shares.  If elected, the Nominees will, subject to their fiduciary duties as directors, work with the other members of the Board to take those steps that they deem are necessary to maximize stockholder value.  Although the Nominees will not be able to adopt any measures without the support of at least some members of the current Board, we believe that the election of the Nominees will send a strong message to the Board.

WE BELIEVE THE ELECTION OF THE NOMINEES TO THE BOARD, TOGETHER
WITH THE CHANGES THEY WILL TRY TO IMPLEMENT, WILL INCREASE MANAGEMENT AND DIRECTORS’ ACCOUNTABILITY, BETTER ALIGN THEM WITH VAALCO’S STOCKHOLDERS AND REPRESENT THE BEST OPPORTUNITY FOR STOCKHOLDERS TO MAXIMIZE THE VALUE OF THEIR SHARES.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Board is currently composed of seven directors divided into three classes serving staggered three-year terms, with one class of directors elected by stockholders annually.  We believe three Class I directors’ terms expire at the Annual Meeting.  We are seeking your support at the Annual Meeting to elect the Nominees as Class I directors in opposition to the three incumbent Class I directors of VAALCO.  If elected, the Nominees will represent a minority of the members of the Board.

THE NOMINEES

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Nominees.  This information has been furnished to Nanes Delorme Partners by the Nominees.  Each of the Nominees is independent accordance with Securities and Exchange Commission and New York Stock Exchange rules on director independence.  Each of the Nominees is a citizen of the United States of America, except for Mr. Balkany who is a citizen of France.

Julien Balkany (Age 27), a French citizen, has been serving as a managing member of Nanes Balkany Partners, the general partner of Nanes Delorme Partners, a U.S.-based hedge fund, since January 2008.  Nanes Delorme Partners pursues active investments in publicly traded oil and gas exploration and production companies.  Concomitantly, Mr. Balkany has been a Managing Director at Nanes Delorme Capital Management LLC, a New York based financial advisory and broker-dealer firm, managing its oil and gas investment banking business, since 2005.  Mr. Balkany has executed several hundred million dollars worth of oil & gas transactions on both the buy-side and sell-side.  Mr. Balkany’s most notable M&A assignments in Africa have included advising Maurel & Prom, Heritage Oil Corp, Afren Plc, Perenco, Vitol, Candax Energy, Carthago Oil, Range Energy and Surestream Petroleum.  Before joining Nanes Delorme Partners and Nanes Delorme Capital Management LLC, Mr. Balkany worked at Pierson Capital, a U.S. private investment firm focused primarily on emerging markets, from 2003 to 2005.  Prior to that Mr. Balkany gained significant expertise in the Latin America Debt Capital Markets Group of Bear Stearns.  Mr. Balkany studied Political Science at the Institute of Political Studies (France) and Finance at UC Berkeley.  Mr. Balkany is also fluent in French and Spanish.

Leonard Toboroff (Age 75), a United States citizen, has been serving as a director and Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry listed on the NYSE, since May 1989, and served as Executive Vice President from May 1989 until February 2002.  Concurrently, Mr. Toboroff has been an Executive Director of Corinthian Capital Group, LLC, a private equity fund, since October 2005, a director of Engex Corp., a closed-end mutual fund, and a director of NOVT Corporation, a former developer of advanced medical treatments for coronary and vascular disease, since April 2006.  Mr. Toboroff has also been a director of SP Acquisition Holdings Inc., a blank check company managed by Warren G. Lichtenstein and other officers and directors of Steel Partners II, L.P. and its affiliates, since June 2007.  Mr. Toboroff served as a director and Vice President of Varsity Brands, Inc. (formerly Riddell Sports Inc.), a provider of goods and services to the school spirit industry, from April 1998 until it was sold in September 2003. Mr. Toboroff has previously served as a director of American Bakeries Co., Ameriscribe Corporation and Saratoga Spring Water Co. and has been a practicing attorney continuously since 1961.  Mr. Toboroff is a graduate of Syracuse University and the University of Michigan Law School.

Clarence Cottman III (Age 52), a United States citizen, has over twenty-five years of experience in the oil and gas industry.  Currently, Mr. Cottman has been the President and Founder of Legacy Energy, Inc., a U.S. private oil and gas exploration and production company with assets in Louisiana and California, since 2006, Vice Chairman of PetroFalcon Corp. (ticker: PFC CN), an oil and gas exploration and production company focused on Venezuela and listed on the Toronto Stock Exchange, since 2007, a consultant to Vantage Marketplace, a wholly owned-subsidiary of Goldman Sachs, since 2007, and a private investor in numerous energy ventures.  Mr. Cottman has served as Chief Financial Officer and Director of PetroFalcon Corporation from 1999 until 2006.  From 1997 to 2000, Mr. Cottman was Managing Director of Pacific Oil and Gas LLC.  Prior to co-founding Pacific Oil and Gas LLC, Mr. Cottman was at Benton Oil & Gas from 1989 to 1997 where he held various senior positions including Vice President of Business Development.  Mr. Cottman has also worked for Sun Exploration & Production Company.  Mr. Cottman holds a BA from Rochester Institute of Technology and an MBA from the University of Rhode Island.

The Nominees will not receive any compensation from Nanes Delorme Partners or the other participants in this solicitation for their services as directors of VAALCO.  However, Messrs. Toboroff and Cottman have each received $25,000 in compensation from Nanes Delorme Partners upon submission of the Nomination Letter and will each receive, solely in the event that Nanes Delorme Partners withdraws its nomination of any such nominee prior to the Annual Meeting, other than as a result of such nominee failing to provide Nanes Delorme Partners with information which it reasonably requests, an additional $25,000 within ten business days following the date of such withdrawal.  In addition, Nanes Delorme Partners and certain of its affiliates, have signed a letter agreement pursuant to which they agree to indemnify Messrs. Toboroff and Cottman against claims arising from the solicitation of proxies from VAALCO’s stockholders in connection with the Annual Meeting and any related transactions.  Other than as stated herein, there are no arrangements or understandings between the other participants in this solicitation and any of the Nominees or any other person or persons pursuant to which the nomination of the Nominees described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a director of VAALCO if elected as such at the Annual Meeting.  None of the Nominees are a party adverse to VAALCO or any of its subsidiaries or has a material interest adverse to VAALCO or any of its subsidiaries in any material pending legal proceedings.

We do not expect that the Nominees will be unable to stand for election, but, in the event that such persons are unable to serve or for good cause will not serve, the Shares represented by the enclosed GOLD proxy card will be voted for substitute nominees.  In addition, Nanes Delorme Partners reserves the right to nominate substitute persons if VAALCO makes or announces any changes to its Amended and Restated Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees.  In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees.  Nanes Delorme Partners reserves the right to nominate additional persons if VAALCO increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Nanes Delorme Partners that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

We are not aware of any other proposals to be brought before the Annual Meeting. However, we intend to bring before the Annual Meeting such business as may be appropriate, including without limitation nominating additional persons for directorships, or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

PROPOSAL NO. 2

COMPANY PROPOSAL TO RATIFY THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008

As discussed in further detail in the Company’s proxy statement, prior to the Annual Meeting, the Company’s Board, upon the recommendation of the Company’s Audit Committee, selected Deloitte & Touche LLP to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2008.  The Company is asking stockholders to ratify the selection of Deloitte & Touche LLP as the independent auditors of the Company for fiscal 2008.

We do not object to the ratification of the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for fiscal 2008.

VOTING AND PROXY PROCEDURES

Only stockholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Each Share is entitled to one vote.  Stockholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Stockholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, we believe that the only outstanding class of securities of VAALCO entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominees to the Board, FOR the ratification of the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2008 and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

We believe the current Board intends to nominate three Class I directors at the Annual Meeting.  This Proxy Statement is soliciting proxies to elect the three Nominees to replace the three incumbent Class I directors.  Accordingly, the enclosed GOLD proxy card may only be voted for our Nominees and does not confer voting power with respect to any of the Company’s director nominees.  Under applicable proxy rules, we are only permitted to solicit proxies for our Nominees.  Therefore, stockholders who return the GOLD proxy card will only be able to vote for our Nominees.  You can only vote for the Company’s director nominees by signing and returning a proxy card provided by the Company.  Stockholders should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Nominees.

QUORUM

In order to conduct any business at the Annual Meeting, a quorum must be present in person or represented by valid proxies.  The holders of a majority of the outstanding shares as of the Record Date will constitute a quorum for the transaction of business.  Broker non-votes and abstentions are counted as present for purposes of determining whether a quorum is present at the meeting.

VOTES REQUIRED FOR APPROVAL

Vote required for the election of directors.  Each director must be elected by a plurality of the votes cast at the Annual Meeting by the holders of shares entitled to vote. This means that in the election of Class I directors the three nominees receiving the highest number of “FOR” votes will be elected as Class I directors.    Stockholders may vote “for” all of the director nominees, “withhold” authority to vote for all of the nominees or “withhold” authority to vote for any individual nominee but vote for all other nominees. Shares that are withheld from voting as to any nominee and broker non-votes will not affect the outcome. Stockholders of record may appoint proxies to vote their shares by signing, dating and mailing the GOLD proxy card in the envelope provided.

Vote required to ratify the appointment of Deloitte & Touche LLP.  The proposal to ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for 2008 will require the affirmative vote of a majority of the Shares entitled to vote present in person or represented by proxy at the Annual Meeting and therefore an abstention will have the effect of a vote cast against the proposal.  Broker non-votes will not be considered present at the Annual Meeting for this proposal, which in effect means a broker non-vote will serve to reduce the number of affirmative votes required to achieve a majority vote by reducing the total number of shares from which a majority is calculated.

Each Share entitles the holder thereof to one vote on all matters to come before the Annual Meeting, including the election of directors.  A stockholder may cast votes for the Nominees either by so marking the ballot at the Annual Meeting or by specific voting instructions sent with a signed proxy to either Nanes Delorme Partners in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to VAALCO at 4600 Post Oak Place, Suite 309, Houston, Texas 77027, or any other address provided by VAALCO.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.  You may also request a proxy from your broker, trustee or other representative for your Shares in order to vote your Shares in person at the Annual Meeting.

REVOCATION OF PROXIES

Stockholders of VAALCO may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will also constitute a revocation of any earlier proxy. The revocation may be delivered either to Nanes Delorme Partners in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement or to VAALCO at 4600 Post Oak Place, Suite 309, Houston, Texas 77027, or any other address provided by VAALCO.  Although a revocation is effective if delivered to VAALCO, Nanes Delorme Partners requests that either the original or photostatic copies of all revocations be mailed to Nanes Delorme Partners in care of MacKenzie Partners, Inc. at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, MacKenzie Partners, Inc. may use this information to contact stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OR FOR THE RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Nanes Delorme Partners.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Nanes Delorme Partners has entered into an agreement with MacKenzie Partners, Inc. for solicitation and advisory services in connection with this solicitation, for which MacKenzie Partners, Inc. will receive a fee not to exceed $125,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  MacKenzie Partners, Inc. will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Nanes Delorme Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Nanes Delorme Partners will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that MacKenzie Partners, Inc. will employ approximately 35 persons to solicit VAALCO’s stockholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Nanes Delorme Partners. Costs of this solicitation of proxies are currently estimated to be approximately $275,000.  Nanes Delorme Partners estimates that through the date hereof its expenses in connection with this solicitation are approximately $75,000.

OTHER PARTICIPANT INFORMATION

The participants in this solicitation are Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management, Julien Balkany, Daryl Nanes, Leonard Toboroff and Clarence Cottman III.  The principal business of Nanes Delorme Partners is investing in securities.  Nanes Delorme Partners pursues primarily active investments in publicly traded oil and gas exploration and production companies that it believes are trading at a significant discount to their intrinsic values or where one or more potential catalysts exist that could materially unlock the inherent value of those companies.  The principal business of Nanes Balkany Partners is acting as the general partner of Nanes Delorme Partners.  The principal business of Nanes Balkany Management is acting as the investment manager of Nanes Delorme Partners.  The principal occupation of Mr. Balkany is serving as a managing member of Nanes Balkany Partners and Nanes Balkany Management.  Concurrently, Mr. Balkany is a managing director of Nanes Delorme Capital Management LLC, a Delaware limited liability company (“Nanes Delorme Capital”), whose principal business is to provide financial advisory and broker-dealer services.  The principal occupation of Mr. Nanes is serving as the managing partner of Nanes Delorme Capital and as a managing member of Nanes Balkany Partners and Nanes Balkany Management.  The principal occupation of Mr. Toboroff is serving as a director and Vice Chairman of the Board of Allis-Chalmers Energy Inc., a provider of products and services to the oil and gas industry listed on the NYSE, and as an Executive Director of Corinthian Capital Group, LLC, a private equity fund.  The principal occupation of Mr. Cottman is serving as President and Founder of Legacy Energy, Inc., a U.S. private oil and gas exploration and production company with assets in Louisiana and California, and as Vice Chairman of PetroFalcon Corp., an oil and gas exploration and production company focused on Venezuela.

The address of the principal office of each of Nanes Delorme Partners, Nanes Balkany Partners, Nanes Balkany Management, Mr. Balkany and Mr. Nanes is 230 Park Avenue, 7th Floor, New York, New York 10169.  The address of the principal office of Mr. Toboroff is c/o Corinthian Capital Group, LLC, 153 East 53rd Street, 59th Floor, New York, NY 10021.  The address of the principal office of Mr. Cottman is c/o Legacy Energy, Inc., 1135 Eugenia Place, Suite C, Carpinteria, California 93013.

As of the date hereof, Nanes Delorme Partners beneficially owns 4,700,000 Shares, constituting approximately 8.0% of the Shares outstanding.  As the general partner of Nanes Delorme Partners, Nanes Balkany Partners may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the investment manager of Nanes Delorme Partners, Nanes Balkany Management may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners, constituting approximately 8.0% of the Shares outstanding.  Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the 4,700,000 Shares owned by Nanes Delorme Partners by virtue of their authority to vote and dispose of such Shares.  Messrs. Toboroff and Cottman do not directly own any Shares.  Messrs. Toboroff and Cottman, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the 4,700,000 Shares owned by Nanes Delorme Partners.  Messrs. Toboroff and Cottman disclaim beneficial ownership of such Shares.

Pilatus Energy S.A., a limited partner of Nanes Delorme Partners (the “Limited Partner”), purchased 2,700,000 Shares between November 28, 2007 and January 30, 2008, and contributed such Shares to Nanes Delorme Partners on February 14, 2008, in order to subscribe for and purchase limited partnership interests in Nanes Delorme Partners.  The Limited Partner is a privately held Swiss investment company headquartered in ZUG, Switzerland whose business is pursuing either public or private investments directly or indirectly in oil and gas companies, securities or properties.  The primary business address of the Limited Partner is Bohlstrasse 9a, 6301 Zug, Switzerland.  The directors and officers of the Limited Partner are Al Yousef Abbas Ibrahim Yousef, Alexander Breuer and Luca Castellazi.  Nanes Delorme Partners is not now and has not been a party to any agreement with the Limited Partner other than Nanes Delorme Partners standard agreement with each of its limited partners.  The information and disclosure relating to the Limited Partner contained in this proxy statement is for information purposes only and is not an admission that the Limited Partner is a participant, as such term is defined in Schedule 14A of the Securities Exchange Act of 1934, as amended, for purposes of the solicitation.

For information regarding purchases and sales of securities of VAALCO during the past two years by Nanes Delorme Partners and the other participants in this solicitation, including the Nominees, see Schedule I.

Nanes Delorme Partners intends to seek reimbursement from VAALCO of all expenses it incurs in connection with this solicitation.  Nanes Delorme Partners does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation or the Limited Partner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation or the Limited Partner directly or indirectly beneficially owns any securities of VAALCO; (iii) no participant in this solicitation or the Limited Partner owns any securities of VAALCO which are owned of record but not beneficially; (iv) no participant in this solicitation or the Limited Partner has purchased or sold any securities of VAALCO during the past two years; (v) no part of the purchase price or market value of the securities of VAALCO owned by any participant in this solicitation or the Limited Partner is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation or the Limited Partner is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of VAALCO, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation or the Limited Partner owns beneficially, directly or indirectly, any securities of VAALCO; (viii) no participant in this solicitation or the Limited Partner owns beneficially, directly or indirectly, any securities of any parent or subsidiary of VAALCO; (ix) no participant in this solicitation, the Limited Partner, or any of their associates was a party to any transaction, or series of similar transactions, since the beginning of VAALCO last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which VAALCO or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation, the Limited Partner, or any of their associates has any arrangement or understanding with any person with respect to any future employment by VAALCO or its affiliates, or with respect to any future transactions to which VAALCO or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation or the Limited Partner, who is a party to an arrangement or understanding pursuant to which the Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

OTHER MATTERS AND ADDITIONAL INFORMATION

Nanes Delorme Partners is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which Nanes Delorme Partners is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at VAALCO’s next annual meeting of stockholders must be received by VAALCO for inclusion in its 2009 proxy statement and form of proxy on or prior to December 22, 2008.

In accordance with VAALCO’s Amended and Restated Bylaws, for a proposal to be properly brought before the 2009 annual meeting of stockholders, the stockholder must deliver written notice of the business the stockholder would like to present, or the person or persons the stockholder would like to nominate as a director, to the secretary of VAALCO at its principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the anniversary date of this year’s meeting date.  Therefore, any notice given by the stockholder pursuant to these provisions of VAALCO’s Amended and Restated Bylaws must be received no earlier than March 6, 2009 and no later than April 5, 2009 unless the date of the 2009 annual meeting of stockholders is more than 30 days before or more than 60 days after the anniversary date, June 4, 2009.  If the 2009 annual meeting of stockholders is not held within 30 days before or 60 days after this year’s meeting date, then notice must be received by VAALCO not earlier than the close of business on the 90th day prior to the 2009 annual meeting and not later than the close of business on the later of the 60th day prior to the 2009 annual meeting or the 10th day following the day on which notice of the date of the meeting or public disclosure of the date of the meeting was given or made.  Notices of intention to present proposals at the 2009 annual meeting of stockholders should be addressed to Secretary, VAALCO Energy, Inc., 4600 Post Oak Place, Suite 309, Houston, Texas 77027.

The information set forth above regarding the procedures for submitting stockholder proposals for consideration at VAALCO’s 2009 annual meeting of stockholders is based on information contained in the Company’s proxy statement.  The incorporation of this information in this Proxy Statement should not be construed as an admission by us that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

NANES DELORME PARTNERS HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN VAALCO’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON VAALCO’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  PLEASE NOTE THAT BECAUSE NANES DELORME PARTNERS WAS NOT INVOLVED IN THE PREPARATION OF VAALCO’S PROXY STATEMENT, WE CANNOT REASONABLY CONFIRM THE ACCURACY OR COMPLETENESS OF CERTAIN INFORMATION CONTAINED THEREIN.  SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF VAALCO.

The information concerning VAALCO contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

NANES DELORME PARTNERS I LP

MAY [ ], 2008

SCHEDULE I

TRANSACTIONS IN SECURITIES OF VAALCO
DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

NANES DELORME PARTNERS I LP*

1,000	4.6300	11/28/2007
40,000	4.4432	12/05/2007
45,000	4.5998	12/14/2007
50,000	4.5940	12/17/2007
50,000	4.5948	12/18/2007
50,000	4.7314	12/19/2007
108,000	4.8648	12/20/2007
45,000	4.7796	12/27/2007
200,000	4.6887	12/31/2007
50,000	4.5871	01/02/2008
75,000	4.6810	01/04/2008
100,000	4.5602	01/07/2008
130,000	4.7468	01/08/2008
15,000	4.7434	01/09/2008
25,000	4.7654	01/10/2008
60,000	4.9277	01/11/2008
80,000	4.8779	01/15/2008
1,000	5.0430	01/16/2008
100,000	4.7917	01/18/2008
200,000	4.3459	01/22/2008

*
For the period 11/28/07 through 1/30/08, Pilatus Energy S.A. a limited partner of Nanes Delorme Partners I LP purchased 2,700,000 Shares of VAALCO Energy, Inc.  On 2/14/08, Pilatus Energy S.A. contributed such Shares, with an aggregate purchase price of approximately $12,558,213, in order to subscribe for and purchase interests in Nanes Delorme Partners I LP.   Nanes Delorme Partners I LP assumed the same cost basis for the contributed shares and valued its contribution at Pilatus Energy S.A.'s own cost.

I-1

200,000	4.1646	01/23/2008
150,000	4.4521	01/24/2008
183,000	4.4643	01/25/2008
325,000	4.6157	01/28/2008
221,000	4.6623	01/29/2008
196,000	4.7365	01/30/2008
20,000	4.3048	02/22/2008
130,000	4.4257	02/27/2008
61,000	4.4376	02/28/2008
39,000	4.4361	02/29/2008
400,000	4.5100	03/03/2008
490,000	4.5435	03/04/2008
230,000	4.5729	03/05/2008
131,000	4.5466	03/06/2008
248,000	4.5369	03/07/2008
55,000	4.6948	03/10/2008
196,000	4.7588	03/11/2008

NANES BALKANY PARTNERS LLC

None

NANES BALKANY MANAGEMENT LLC

None

JULIEN BALKANY

None

DARYL NANES

None

LEONARD TOBOROFF

None

CLARENCE COTTMAN III

None

I-2

  SCHEDULE II

The following table is reprinted from VAALCO’s proxy statement filed with th
Securities and Exchange Commission on April 24, 2008

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

The following table provides information as to each person who is known to the Company to be the beneficial owner of more than 5% of the Company’s voting securities and of the Company’s directors and executive officers and all directors and executive officers as a group as of April 14, 2008 (unless otherwise indicated):

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding
Directors and Officers:
Robert L. Gerry, III	2,846,165	(1)	4.6%
W. Russell Scheirman	399,861	(2)	*
Gayla M. Cutrer	156,510	(3)	*
Robert H. Allen	25,000	(4)	*
Arne R. Nielsen	101,000	(5)	*
William S. Farish	500,000	(6)	*
Luigi P. Caflisch	25,000	(7)	*
O. Donald Chapoton	125,000	(8)	*
Common Stock owned by all directors and executive officers as a group (7 persons)	4,178,536		6.7%

5% Stockholders:
Columbia Wagner Asset Management L.P.	3,650,000	(9)	6.0%
WAM Acquisition G.P. Inc. 227 West Monroe Street, Suite 300 Chicago, Illinois 60606

Nanes Delorme Partners I LP	4,700,000	(10)	7.7%
Nanes Balkany Partners LLC
Nanes Balkany Management LLC
Daryl Nanes
Julien Balkany 230 Park Avenue, 7th Floor New York, New York 10169

1.  Includes 620,167 shares that may be acquired subject to options exercisable within 60 days of which 120,167 are exercisable at $7.97 per share and 500,000 shares are exercisable at $3.85 per share. Also includes 750,000 shares held in a trust of which Mr. Gerry is a trustee and beneficiary.
2.  Includes 399,167 shares that may be acquired subject to options exercisable within 60 days of which 99,167 are exercisable at $7.97 per share and 300,000 are exercisable at $3.85 per share.
3.  Includes 139,000 shares that may be acquired subject to options exercisable within 60 days of which 57,000 are exercisable at $7.97 per share and 82,000 are exercisable at $3.85 per share.

II-1

4.  Includes 25,000 shares that may be acquired subject to options exercisable within 60 days exercisable at $7.97.
5.  Includes 100,000 shares that may be acquired subject to options exercisable within 60 days of which 25,000 are exercisable at $1.04 per share and 50,000 are exercisable at $3.85 per share and 25,000 of which are exercisable at $7.97 per share.
6.  Includes 175,000 shares that may be acquired subject to options exercisable within 60 days of which 100,000 are exercisable at $4.26 per share, 50,000 are exercisable at $3.85 per share and 25,000 are exercisable at $7.97 per share.
7.  Includes 25,000 shares that may be acquired subject to options exercisable within 60 days exercisable at $7.97.
8.  Includes 125,000 shares that may be acquired subject to options exercisable within 60 days of which 100,000 are exercisable at $6.20 per share and 25,000 of which are exercisable at $7.97 per share.
9.  Based on Form 13G/A filed with the SEC on January 29, 2008. Based on the 13G/A, WAM Acquisition G. P., Inc. acts as general partner of Columbia Wagner Asset Management L.P. and has shared voting and disposition control over the shares. In addition, this 13G/A includes shares held by Columbia Alcorn Trust, for which WAM Acquisition G.P., Inc. acts as investment adviser.
10. Based on Form 13D filed with the SEC on March 12, 2008. Based on this Form 13D, Nanes Balkany Partners LLC acts as general partner of Nanes Delorme Partners I LP and Nanes Balkany Management LLC acts as the investment manager of Nanes Delorme Partners I LP and have shared voting and disposition control over the shares. As the managing members of Nanes Balkany Partners and Nanes Balkany Management, Messrs. Balkany and Nanes may be deemed to beneficially own the shares. Messrs. Balkany and Nanes have sole voting and dispositive power with respect to the shares. Nanes Balkany Partners, Nanes Balkany Management and Messrs. Balkany and Nanes disclaim beneficial ownership of the shares held by Nanes Delorme Partners, except to the extent of their pecuniary interest therein.

II-2

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give Nanes Delorme Partners your proxy FOR the election of the Nominees by taking three steps:

●	SIGNING the enclosed GOLD proxy card,

●	DATING the enclosed GOLD proxy card, and

●	MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  We urge you to confirm in writing your instructions to Nanes Delorme Partners in care of MacKenzie Partners, Inc. at the address provided below so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact MacKenzie Partners, Inc. at the address set forth below.

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
proxy@mackenziepartners.com

or

CALL TOLL FREE (800) 322-2885

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED MAY 5, 2008

VAALCO ENERGY, INC.
2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF NANES DELORME PARTNERS I LP

THE BOARD OF DIRECTORS OF VAALCO ENERGY, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Julien Balkany and Daryl Nanes and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of the VAALCO Energy, Inc. (“VAALCO” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2008 Annual Meeting of Stockholders of the Company scheduled to be held at the Holiday Inn Houston-Near the Galleria, 3131 West Loop South, Houston, Texas 77027 on June 4, 2008 at 10:00 a.m. (local time), and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Nanes Delorme Partners I LP (“Nanes Delorme Partners”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 AND 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

NANES DELORME PARTNERS STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1

Proposal No. 1 – Nanes Delorme Partners’ Proposal to elect Julien Balkany, Leonard Toboroff and Clarence Cottman III as Class I directors of the Company.

		FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees to Class I:	Julien Balkany	[ ]	[ ]	[ ]
Leonard Toboroff
Clarence Cottman III

Proposal No. 2 – Approval of the Company’s Proposal to Ratify the Selection of Deloitte & Touche LLP as the Company’s Independent Registered Public Accounting Firm for 2008.

FOR	AGAINST	ABSTAIN
[ ]	[ ]	[ ]

IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.